Wetrade Group, Inc.

No 1 Gaobei South Coast

Yi An Men 111 Block 37, Chao Yang District

Beijing City, People Republic of China 100020

September 13, 2021

Via Electronic Mail

Jeff Kauten

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

Re:	Wetrade Group, Inc. (the “Company”)

Dear Mr. Kauten:

This letter is in response to the letter dated August 13, 2021 from the staff (the “Staff”) of U.S. Securities Exchange Commission (“SEC”) addressed to Wetrade Group, Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly.

Amendment No. 3 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your response to prior comment 1 and the revised disclosure on your prospectus cover page. Please revise to include corresponding disclosure in the prospectus summary.

RESPONSE: We respectfully advise the Staff that we have revised the prospectus summary to include the corresponding disclosure on page 1.

2.	Please include a corporate organizational chart in the prospectus summary.

RESPONSE: We respectfully advise the Staff that we have included a corporate organizational chart in the prospectus summary on page 2.

Risk Factor Summary, page 3

3.

We note your response to prior comment 4. Please revise to disclose that risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and disclose that actions related to oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers could cause the value of the Company’s securities to significantly decline or be worthless.

RESPONSE: We respectfully advise the Staff that we have revised the risk factor summary section on page 5 and added a risk factors on page 29 regarding the risks and uncertainties about the law enforcement and rules and regulations in China that can change quickly with little advance notice as well as the risk of our securities becoming much less valuable or worthless.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Wetrade Group, Inc.

/s/ Pijun Liu
Name:	Pijun Liu
Title:	Chief Executive Officer